November 11, 2010
VIA EDGAR AND UPS OVERNIGHT CARRIER
Mr. H. Christopher Owings
Assistant Director
Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	Crestwood Midstream Partners LP Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 15, 2010 Form 8-K Filed October 7, 2010 File No. 001-33631
Dear Mr. Owings:
          This letter sets forth the responses of Crestwood Midstream Partner LP to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 29, 2010 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
          In those instances in which we believe that it would be appropriate to include revised or additional disclosure in our future filings in response to the Staff’s comments, we have included our proposals with respect to such additional disclosure (indicated by underlining) in this document.
Form 10-K for the Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 22
1.	We note your response to comment three in our letter dated September 30, 2010. Please provide us with the disclosure you intend to provide in future filings. Beyond cross referencing your highlights disclosure to your Results of Operations and Liquidity and Capital Resources discussion, please enhance your disclosure to specifically discuss:
•	known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your net sales or income from continuing operations or results in your liquidity decreasing or increasing in any material way;

•	additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance;

•	economic or industry-wide factors relevant to your partnership; and

•	material opportunities, challenges and risks in the short and long term and the actions you are taking to address them.

Response: We appreciate the need to provide adequate disclosure within Management’s Discussion and Analysis regarding material trends and uncertainties that are likely to impact our results or liquidity. We intend to include language similar to the following information in our Management’s Discussion and Analysis in the Form 10-K for the year ending December 31, 2010, subject to updates based on changes in our industry or the economy between today and our filing date:

Known Trends and Uncertainties

Our financial condition and results of operations, including our liquidity and profitability, can be significantly affected by the following:
•	natural gas prices;

•	dependency on Quicksilver and the Fort Worth Basin; and

•	regulatory requirements.
The volumes of natural gas that we gather and process are dependent upon the natural gas volumes produced by our customers, which may be affected by prevailing natural gas prices, their derivative programs, and the availability and cost of capital. We cannot predict future changes to natural gas prices or how any such pricing changes will influence producers’ behaviors. If reduced drilling and development programs in the Fort Worth Basin were to be sustained over a prolonged period of time, we could experience a reduction in volumes through our system and therefore reductions of revenue and cash flows.

At this time, all of our revenue is derived from our operations in the Fort Worth Basin. In addition, approximately 90% of our total gathering and processing revenue is associated with natural gas volumes owned or controlled by Quicksilver. The risk of revenue fluctuations in the near-term is somewhat mitigated by the use of fixed fee contracts for providing gathering and processing and treating services to our customers, but we are still susceptible to volume fluctuations. To reduce the concentration risk associated with our dependency on one producer and one geographic area, we are regularly reviewing opportunities for both organic growth projects and acquisitions in other producing basins and with other producers.

We are subject to environmental laws, regulations and permits, including green house gas requirements that may expose the Partnership to significant costs or obligations. In general, these laws, regulations, and permits have become more stringent over time and are subject to further changes and could materially affect our financial condition and results of operations in the future.

Significant Economic Factors That Impact our Business

Changes in natural gas supply such as new discoveries of natural gas reserves, declining production in older fields and the introduction of new sources of natural gas supply, such as non-conventional and emerging natural gas shale plays, affect the demand from producers for our services. As these supply dynamics change, we anticipate that we will actively pursue projects that will allow us to provide midstream services to producers associated with the growth of new sources of supply. Changes in demographics, the amount of natural gas fired power generation, LNG imports and shifts in industrial and residential usage affect the overall demand for natural gas.

We believe that the key factors that impact our business are the natural gas prices, our customers’ drilling and completion activities, and government regulation on natural gas pipelines. These key factors play an important role in how we evaluate our operations and implement our long-term strategies.

Please also provide us a complete discussion of your current year highlights discussion on page 22 as it appears that there is language missing in the last bullet point.

Response: The following bullet point was included on page 22 or our Form-10K:
•	Agreement to purchase the Alliance midstream gathering and treating assets from Quicksilver, including a secondary offering to enable the purchase
In our Form 10-K filing we presented the highlights using bullet points and provided a detailed discussion within the Management’s Discussion and Analysis section of the Form 10-K. We have expanded our discussion in our 3rd quarter Form 10-Q filing to paragraph form:

Alliance Midstream Assets Acquisition

During January 2010, we completed the purchase of the Alliance Midstream Assets, located in Tarrant and Denton counties of Texas, from Quicksilver for $84.4 million. Subsequent to the acquisition, we have invested approximately $42 million in capital to expand the gathering system and increase the capacity of the facility to 300 MMcfd. Gathered volumes on the Alliance System in the nine months ended September 30, 2010 averaged 133 MMcfd. The Alliance System has contributed $19.8 million in revenue and incurred $8.5 million in expense for 2010.
Form 8-K filed on October 7, 2010
2.	It appears that exhibit 10.1, the Credit Agreement dated October 1, 2010, does not include any of the referenced exhibits or schedules. Please advise or refile a complete copy of this agreement with your next periodic report.

Response: The Credit Agreement was refiled in our 3rd quarter Form 10-Q as Exhibit 10.1, including the requested exhibits and schedules.

Pursuant to your request, Crestwood Midstream Partners LP hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding any of the foregoing, please contact me at 832-519-2272.

Very truly yours,
/s/ William Manias
William Manias
Senior Vice President - Chief Financial Officer Crestwood Midstream Partners LP By Crestwood Gas Services GP LLC, it general partner